FORM RW

December 19, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Jay Mumford

Re:	Rayovac Corporation Registration Statement on Form S-3 (File Number 333-124375)

Ladies and Gentlemen:

Spectrum Brands, Inc., a Wisconsin corporation (the “Company”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests withdrawal of the Registration Statement on Form S-3 (File Number 333-124375) together with all amendments and exhibits thereto (the "Registration Statement").

No securities were offered or sold pursuant to this registration statement. The Company is requesting this withdrawal because it has elected not to pursue the registration of the securities included in the filed Form S-3 at this time.

Please forward a copy of the order granting withdrawal of the Registration Statement to our counsel, Margaret Brown of Skadden, Arps, Slate, Meagher & Flom LLP at One Beacon Street, Boston, MA 02108. If you have any questions or comments, or require further information or documentation, please contact Ms. Brown at (617) 573-4815 or by facsimile at (617) 573-4806.

Thank you for your courtesy and cooperation in this matter.

Sincerely,

Spectrum Brands, Inc.

By:	/s/ James T. Lucke
James T. Lucke Senior Vice President, Secretary and General Counsel